UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                          INTERLINK ELECTRONICS, INC.
                          ---------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   458751104
                                   ---------
                                 (CUSIP Number)


                                January 26, 2005
                                ----------------
            (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [x]   Rule 13d-1(b)

               [ ]   Rule 13d-1(c)

               [ ]   Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 458751104              SCHEDULE 13G                  Page 2 of 7


1     Name of Reporting Person           Westcliff Capital Management, LLC

      IRS Identification No. of Above Person

2     Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                  (b)  [ ]

3     SEC USE ONLY

4     Citizenship or Place of Organization                      California

   NUMBER OF        5    Sole Voting Power                               0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                     1,407,616
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                          0
  PERSON WITH
                    8    Shared Dispositive Power                1,407,616

9     Aggregate Amount Beneficially Owned by Each Reporting      1,407,616
        Person

10    Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                                 [ ]

11    Percent of Class Represented by Amount in Row 9                10.5%

12    Type of Reporting Person                                          IA


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CUSIP No. 458751104              SCHEDULE 13G                  Page 3 of 7


1     Name of Reporting Person                      Richard S. Spencer III

      IRS Identification No. of Above Person

2     Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                  (b)  [ ]

3     SEC USE ONLY

4     Citizenship or Place of Organization                   United States

   NUMBER OF        5    Sole Voting Power                               0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                     1,407,616
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                          0
  PERSON WITH
                    8    Shared Dispositive Power                1,407,616

9     Aggregate Amount Beneficially Owned by Each Reporting      1,407,616
        Person

10    Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                                 [ ]

11    Percent of Class Represented by Amount in Row 9                10.5%

12    Type of Reporting Person                                      HC, IN


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CUSIP No. 458751104              SCHEDULE 13G                  Page 4 of 7


Item 1(a).  Name of Issuer:

            Interlink Electronics, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            546 Flynn Road, Camarillo, CA  93012

Item 2(a).  Names of Persons Filing:

            Westcliff Capital Management, LLC ("Westcliff LLC") and Richard S. Spencer III ("Spencer", and collectively, the "Filers").

            Westcliff LLC and Spencer disclaim beneficial ownership of the Stock (as defined below) except to the extent of their respective pecuniary interests therein.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            200 Seventh Avenue, Suite 105, Santa Cruz, CA  95062

Item 2(c).  Citizenship:

            See Item 4 of the cover page for each Filer.

Item 2(d).  Title of Class of Securities:

            This Statement relates to the shares of common stock of the Issuer (the "Stock").

Item 2(e).  CUSIP Number:

            458751104

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of
                    the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).

            (c) [ ] Insurance company as defined in section 3(a)(19)
                    of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of
                    the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [x] An investment adviser in accordance with section
                    240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in
                    accordance with section 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 458751104              SCHEDULE 13G                  Page 5 of 7


            (g) [x] A parent holding company or control person in
                    accordance with section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b)
                    of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with section
                    240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            See Items 5-9 and 11 of the cover page for each Filer.

            Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Westcliff LLC or Spencer is, for any purpose, the beneficial owner of any of the Stock, and Westcliff LLC and Spencer disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More Than Five Percent on Behalf of Another
            Person.

            Westcliff LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Spencer is the manager of Westcliff LLC. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

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CUSIP No. 458751104              SCHEDULE 13G                  Page 6 of 7


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            By signing below, each of the signatories certifies that to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signatures

            After reasonable inquiry and to the best of its knowledge and belief, each of the signatories certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 2005         WESTCLIFF CAPITAL MANAGEMENT, LLC


                                 By: /s/ Richard S. Spencer III
                                     -------------------------------
                                     Richard S. Spencer III, Manager



                                 RICHARD S. SPENCER III


                                 /s/ Richard S. Spencer III
                                 --------------------------
                                 Richard S. Spencer III


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CUSIP No. 458751104              SCHEDULE 13G                  Page 7 of 7



                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 4, 2005         WESTCLIFF CAPITAL MANAGEMENT, LLC


                                 By: /s/ Richard S. Spencer III
                                     -------------------------------
                                     Richard S. Spencer III, Manager



                                 RICHARD S. SPENCER III


                                 /s/ Richard S. Spencer III
                                 --------------------------
                                 Richard S. Spencer III